

October 3, 2014

Via E-mail
Henry Fong
Chairman and Chief Executive Officer
FastFunds Financial Corporation
319 Clematis Street, Suite 400
West Palm Beach, FL 33401

      Re: **FastFunds Financial Corporation**
                  Form 10-K for the Fiscal Year Ended December 31, 2013
                  Filed April 15, 2014
                  File No. 000-33053
                  Form 8-K
                  Filed September 4, 2014
                  File No. 000-33053

Dear Mr. Fong:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 1. Description of Business

1. We note your disclosure that you have recently entered into a number of contracts to provide "funding, business development and consulting services to Cannabis related projects and ancillary ventures." Please tell us how your business model is consistent with federal laws pertaining to controlled substances.

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters, page 5

2. We note that your shares are listed on the Over-the Counter Quotation Board Service, which has a minimum bid test of $0.01. We further note that your shares trade for significantly less than this minimum. Please revise to disclose if you have received any notices from the OTCQB regarding your ability to meet their listing requirements.

Item 10. Directors, Executive Officers and Corporate Governance, page 10

3. We note your disclosure that directors hold office until the next annual meeting of stockholders. Please tell us whether the company has held stockholder meetings in the past, the date of the most recent stockholder meeting, and when the company anticipates the next meeting will be held. If the company has no plans to hold any stockholder meetings in the future, please revise your disclosure to explain the process by which directors are elected and qualified.

4. We note your disclosure that Henry Fong became your chairman and chief executive upon the effectiveness of the Merger. This information is inconsistent with the information included in the preceding table. Please reconcile this disclosure and include the date of the Merger in this section.

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K

5. We note that your independent auditor has expressed substantial doubt as to the company's ability to continue as a going concern. Please revise to include this information in "Item 1. Description of Business."

Signatures

6. We note that Mr. Fong has only signed the 10-K in his capacity as a Director. Please amend the 10-K so that it is signed by the principal executive officer, the principal financial officer, the controller or principal accounting officer, and by at least the majority of the board of directors. See Instruction D to Form 10-K.

Exhibit 32

7. Please sign this certification in your capacity as the chief executive officer and the chief financial officer.

Form 8-K filed September 4, 2014

8. We note that shareholders voted to amend the articles of incorporation to increase the total number of shares. This 8-K does not appear to have been timely filed. In addition,

please tell us how shareholders voted for this amendment and how you determined that you did not need to file a proxy statement or information statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Erin Purnell at (202) 551-3454 or me at (202) 551-3464 with any questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney